FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: October 26, 2005

Exhibit 99.1

Baidu Announces Appointment of William Decker as

Chairman of Audit Committee

BEIJING, China, October 26, 2005 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that its board of directors has appointed William Decker as a new independent director and also the chairman of the audit committee of the board. In addition, Jixun Foo and Scott Walchek have resigned from their membership on the board. With the addition of William Decker to the board, three out of the company’s five directors are independent directors who meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Commenting on the recent change of the board composition, Baidu’s Chairman and CEO, Robin Li said, “We thank Jixun Foo and Scott Walchek for their valuable contributions to the board, and we warmly welcome William Decker as our new director and chairman of the audit committee. With more than 20 years of experience in advising companies on issues relating to US capital markets, Mr. Decker brings unparalleled financial expertise to Baidu’s board.” Mr. Li continued, “We are pleased to have an independent audit committee shortly after our recent successful IPO. We are always committed to strong corporate governance and our independent audit committee and majority independent board have demonstrated such commitment.”

William Decker is a retired partner of PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the senior partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries to provide technical support to non-US companies on SEC regulations and US GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. He was also one of PricewaterhouseCoopers’ lead authorities on the Sarbanes-Oxley Act.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ National Market under the symbol “BIDU”.

Contacts

China

Cynthia He

Baidu.com, Inc. (Beijing)

Tel: (8610) 8262 1188

ir@baidu.com

Christina Splinder

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6550

christina.splinder@ogilvy.com

US

Stefan Anikewich

Hill & Knowlton (New York)

Tel: (1) 212 885 0505

stefan.anikewich@hillandknowlton.com